                                      FILING PURSUANT TO RULE 425 OF THE
                                      SECURITIES ACT OF 1933, AS AMENDED

                                      FILER: NORTHROP GRUMMAN CORPORATION

                                      SUBJECT COMPANY: TRW INC. (NO 1-2384)

                                      FILING: REGISTRATION STATEMENT ON FORM S-4
                                              (REGISTRATION NO. 333-83672)

Northrop Grumman filed a registration statement on Form S-4 (File No. 333-83672) and a tender offer statement on Schedule TO with the SEC on March 4, 2002 with respect to its offer to exchange all outstanding shares of TRW capital stock for Northrop Grumman stock. These documents contain important information. TRW shareholders should read these documents and any amendments or supplements thereto before making any decision regarding the offer to exchange. Copies of such documents may be obtained without charge at the SEC's website at www.sec.gov or from D.F. King & Co., Inc. the information agent for the offer to exchange, at 800-755-7250.

The directors, certain executive officers and other employees and representatives of Northrop Grumman may be deemed to be participants in the solicitation of proxies of TRW shareholders in connection with shareholder proposals relating to the 2002 Annual Meeting of TRW Shareholders and a Special Meeting of TRW Shareholders to be held on April 24, 2002 and April 22, 2002, respectively. Northrop Grumman has filed proxy materials for these shareholder meetings which contain information regarding such potential participants. Northrop Grumman's proxy materials contain important information and should be read by TRW shareholders. These proxy materials and any amendments thereto may be obtained at no charge at the SEC's website at www.sec.gov as they become available.
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The following is a transcript of the April 17, 2002 Northrop Grumman first quarter earnings release conference call.
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OPERATOR: Good morning, ladies and gentlemen, and welcome to the Northrop
Grumman first quarter earnings release conference call.

At this time, all participants are in a listen-only mode. Later we will conduct a question-and-answer, and instructions will follow at that time. If anyone should require assistance during the call, please press the star, followed by the zero on your touch-tone phone. As a reminder, ladies and gentlemen, this conference is being recorded. I would now like to introduce your moderator for today's conference, Mr. Gaston Kent, Vice President of Investor Relations. Please go ahead, sir.

GASTON KENT, VICE PRESIDENT OF INVESTOR RELATIONS, NORTHROP GRUMMAN: Thank you very much, Brianne, and welcome, ladies and gentlemen, to Northrop Grumman's first quarter 2002 conference call. We'll be reviewing our first quarter results and future expectations. Before we start, we would like you to understand that some of the matters discussed on this call constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements reflect the company's views with respect to future events and prospective financial performance.

Forward-looking statements involve risks and uncertainties, and the actual results of the company may differ materially from the results expressed or implied by the forward-looking statements. A more complete expression of these risks and uncertainties is contained in the filings, including the Form 10-K and Forms 10-Q among others.

As all of you know, we have extended and amended our exchange offer for TRW. We have filed an amendment to our Form S-4 and we have outstanding proxy statements for TRW's special and annual meetings to be held on April 22nd and April 24th respectively. The directors, certain executive officers, and other employees and representatives of Northrop Grumman may be deemed to be participants in the solicitation of proxies of TRW shareholders in connection with shareholder proposals.

Northrop Grumman's proxy materials contain important information, and should be read by TRW shareholders. These proxy materials and any amendments thereto may be obtained at no charge at the SEC's Web site at www.sec.gov as they become available.

On the call today are Kent Kresa, our Chairman and CEO, Ron Sugar, President and COO, and Dick Waugh, our Chief Financial Officer. At this time, I'd like to turn the call over to Kent.

KENT KRESA, CHAIRMAN AND CEO, NORTHROP GRUMMAN: Thank you, Gaston, and welcome to all of you. When we met in January of this year, I remarked on what an extraordinary year 2001 had been. Well, 2002 has started off with a bang, and could prove just as extraordinary.

Our results for the first quarter speak for themselves. Economic earnings increased nearly 70 percent, totaling $170 million versus $101 million in last year's first quarter, or a $1.45 per share versus $1.39 last year. We posted record sales and backlog in the first quarter, and overall we're very pleased with our results.

The integration of last year's three strategic acquisitions is complete. The outlook for defense spending is the best it's been in many years, and we're well positioned in the priority areas of this budget. We're especially optimistic about what Homeland Security could add to the already healthy eight to nine percent annual growth rate we're expecting in defense spending over the next few years. Based on initial indications, it could be another one to two percent, with programs like Deepwater for the Coast Guard, and the 100 percent checked baggage screening mandate being put in are just two examples of what we could participate on.

We recently announced our teaming with Raytheon to bid on the baggage screening project. That's to be substantially completed by the end of this year. We're very excited about this opportunity, totaling $2 billion to $4 billion for the winning team over the next several years.

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Well, this call is about Northrop Grumman's great first quarter, but before I turn it over to Ron Sugar and Dick Waugh for more details, a quick word on our TRW offering. This morning TRW rejected our increased offer of $53 as financially inadequate, but opened the door to negotiations, and we look forward to the opportunity to quickly enter into substantive discussions, leading to a transaction in the best interests of both TRW and Northrop Grumman shareholders. This is what we've always wanted.

We were disappointed, however, that TRW board continues to discourage their shareholders for voting with us. The only thing that has brought them even this far is the pressure of the pending shareholder votes, which are scheduled for next week, as Gaston said. And when we get to the Q&A section of the call, I'll be happy to take any of your questions on this or other issues.

But now I'd like to turn it over to Ron for more discussions of our quarter -
Ron.

RON SUGAR, PRESIDENT AND COO, NORTHROP GRUMMAN: Thanks, Kent. I'd like to go over the operational highlights for each of the sectors. As I mentioned last quarter, our watchwords for 2002 are execute and integrate. On the execution side, it was an outstanding quarter, with continuing improvement in program performance and cross-sector benefits. Five of our six sectors had excellent first quarter results. Component Technologies, our smallest sector, continues to struggle, and has yet to turn the corner due to the continuing slump in the telecommunications market.

Overall, company backlog stood at $22.4 billion at the end of the quarter, more than double last year and nearly $1.7 billion higher than the year-end. Acquisitions were up more than two-and-a-half times last year's first quarter, and sales more than doubled.

On the integration front, Newport News was stood up as an independent operating sector. And Litton Aero (INAUDIBLE) integrations are virtually complete. The focus now is on streamlining the operations.

Now I'd like to touch briefly on the highlights in each of the sectors. Sales in Electronic Systems rose 76 percent. Due to the rapid integration of Litton, breaking out organic sales growth is becoming more difficult, but we estimate organic growth was 16 percent in the first quarter. ES had a solid quarter in contract acquisitions.

The Army Communications and Electronic Command awarded ES a four year, $70 million contract for follow-on production of its Fire Finder Radar System upgrade. This is used by field artillery units to provide enemy mortar, artillery and rocket launch locations, target acquisition and counter-fire support for divisions, brigades, and rapid deployment task forces.

ES also announced that it won its first foreign sale of Nemesis, the directed infrared countermeasures system, or DIRCM, for the Australian Defense Force airborne early warning and control aircraft being acquired under the Wedgetail Program. This system uses infrared laser energy to disrupt the guidance systems of even the most advanced heat-seeking missiles. Nemesis is currently the world's only such infrared countermeasures system in production.

Another notable event for ES, as well as IT, was our teaming with Raytheon to bid on the 100 percent checked baggage screening mandate under the Aviation and Transportation Security Act of 2001. As Kent said, we view this as the first of a number of opportunities we would expect as a result of the Homeland Security Initiative. A win on this program will offer some upside to our sales guidance. We expect the government to award the contract around May 1st.

Moving on to ships, the Newport News management team turned in a strong operating performance in the midst of completing their standup as a full Northrop Grumman operating sector. Sales were strong and consistent with our expectations. During this quarter, Newport News won a multi-year ship contract from the Navy for non-propulsion work on Nimitz class aircraft carriers in San Diego. This contract for approximately $150 million runs through 2007.

This spring we'll be laying the keel on the second Virginia class submarine, the SSN Texas. This is the first sub of the class for which we have the delivery yard responsibility.

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End of July we'll be testing the catapults on the USS Ronald Reagan. Again, we are extremely pleased that the integration process ran smoothly at Newport News. We're on track to achieving the synergies and cost savings we've targeted for this acquisition.

Ship Systems, comprising our Ingalls and Avondale operations in the Gulf, also performed well this quarter, and marked an important milestone on the LPD Program. On LPD 17, named the USS San Antonio, we completed the earliest installation of all four main compulsion engines, and three of five power generators on their foundations. We have now erected 55 of 210 structural units of the ship. I want to emphasize that we've worked hard to get this program back on track, and we recently received two favorable schedule incentive fee awards.

We also received very favorable award fees on the DDG and Cole Programs. And speaking of the USS Cole, the men and women of Northrop Grumman are extremely proud to have completed the repair of this naval vessel, which was damaged in a terrorist attack in Yemen. On Friday, she sails from our shipyard in Mississippi to her homeport in Norfolk, Virginia.

Looking ahead, the joint venture of Northrop Grumman Ingalls and Lockheed Martin has been down selected for negotiations with the Coast Guard for its important Deepwater Program. And we've reached an agreement for the construction award of LHD 8, at a value in excess of $1 billion. We also have a source selection decision on the DD(X) coming up. As you recall, Northrop Grumman heads the gold team, but also has a significant role on the competing blue team.

On the commercial side, the second polar tanker, Polar Resolution, recently returned from successful sea trials in the Gulf of Mexico. And last Saturday we christened the third tanker the Polar Discovery. The fourth ship is under construction, and the keel laying on the fifth is scheduled for this month.

Moving on to Information Technology, Information Technology sales increased 58 percent, primarily due to acquisitions. The one area of decline that hampered organic growth was our value added reseller business. We believe the softness has more to do with timing than demand. Customer interest based on our bid and quote activity is very high - the buying decisions have been moving to the right as a result of September 11th. We think that sales will pick up in the second and the third quarters in this business.

IT had several wins this quarter. A Northrop Grumman led team won an Air Force blanket purchase agreement for a full range of tasks such as customer support, engineering, software development, customization and maintenance, and networking. We also received a contract to manage the data center for the Texas Department of Criminal Justice.

Integrated Systems had a great quarter, posting a 10 percent increase in sales. With the solid wins of 2001, this sector is poised to grow over the next several years. We delivered our 100th ship set for the F-18 Super Hornet and the first upgraded E-8C Joint STARS two weeks ahead of schedule.

Integrated Systems also completed several milestones in preparation for the first flight of the Pegasus experimental unmanned combat air vehicle, or UCAV, which is scheduled for this summer.

On Global Hawk, we received approximately $150 million in contracts for the various phases of the program, including a $101 million low-rate initial production contract. Under the LRIP contract, we'll provide two Global Hawks and the mission control element of the systems ground station. For the year we expect Global Hawk funding to reach $350 million.

Integrated Systems is also ramping up on the JSF, or F-35, as it is now designated. We're right on target with our staffing and performance milestones.

Finally, Component Technology's sales and margins were negatively impacted by the continuation of the telecom slump. Our major telecom customers haven't rebounded, which strongly affects our printed circuit board and electronic connectors businesses. While we've seen some signs of selective recovery, the story is basically the same one we've told for the last few quarters. A depressed market for the electronic interconnect businesses offset by

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growing markets and solid results for the balance of this sector, particularly in the industrial, medical and defense markets.

We continue to successfully pursue our strategy of expanding global reach to places like China and Eastern Europe, while accelerating our investments in technology and aggressively reducing infrastructure costs. All of which will leave us very well positioned going forward.

In summary, let me say that our key objectives for this quarter, and for the entire year, are to execute and integrate. We succeeded on both fronts this first quarter. Program execution was solid across the board. We have completed all key Litton, Aerojet and Newport News integration milestones without a hitch. In summary, it was a great first quarter for Northrop Grumman from an operations standpoint. I'd like now to turn it over the Dick Waugh - Dick.

DICK WAUGH, CFO, NORTHROP GRUMMAN: Thank you, Ron, and good morning. I'll reiterate Kent's and Ron's assessment that this was a strong quarter, and based on first quarter sales, we're on track to reach the $17.5 billion to $18 billion sales range we are targeting for 2002. I'll focus my comments on a discussion of sector operating margins, and below the margin line items, as well as what we expect for the remainder of the year in sales and margin. You'll notice that we've adopted FAS-142, and also provided you with a table that reconciles this quarter's results with those of last year's first quarter. My comments will be as adjusted for 2002 and 2001.

Segment operating margin for the quarter was $317 million versus $175 million, up 81 percent. The increase in segment margin reflects the Litton, Newport News and Aerojet acquisitions, as well as organic growth on the order of eight percent. Segment margin for the quarter was 7.8 percent versus 8.8 percent, with the decline resulting from the addition of the lower margin Litton businesses.

This quarter included a 33 million increase in amortization of purchased intangibles. Excluding purchased intangibles amortization, the operating return on sales for the quarter was 9.1 percent this year, compared to 9.9 percent last year. We had solid performances across the board from the segments, but Electronic Systems and Integrated Systems were particular standouts.

Electronic Systems' margin was 99 million, or eight percent, versus 53 million, or 7.6 percent, last year. Margin was up due to the addition of the Litton and Aerojet businesses, as well as increased profitability in automation and information. For the year, we'd expect margins for ES to come in around nine percent, and we still expect sales to come in between $5.5 billion and $5.7 billion.

Ship's margin for the quarter was $79 million, or 7.3 percent, and includes the full effect of amortization at Newport News. For the year, we'd expect margins for Ships to come in around eight percent, with sales of $4.2 billion to $4.4 billion.

We had previously estimated a margin rate approximating 8.8 percent. This difference is attributable to purchase accounting adjustments for Newport News that increases the amortization of intangibles and depreciation on PP&E, obviously both non-cash.

IT margin was $50 million versus $34 million, 5.4 percent versus 5.8 percent. We continue to expect margins for 2002 to be in the high five percent range, and sales of between $4.2 billion and $4.4 billion.

Integrated Systems margin increased about six percent to $93 million from $88 million, or 11.5 percent versus 12 percent, reflecting continued excellent performance on the Joint STARS and B-2 support programs. Joint STARS has consistently delivered aircraft and met milestones ahead of schedule. For the year, margins should be in the mid to high eight percent range, with sales up slightly at $3 billion to $3.2 billion.

Component Technologies' margin came in at a negative four million, obviously a reflection of the continued downturn in its key telecom market. If you add back their amortization of purchase intangibles, and the non-recurring items such as severances that are related to the telecom business, they were close to break even.

And as Ron said, the other businesses within CT had been healthy and profitable throughout. We think they're performing admirably under very difficult circumstances, but we are revising our `02 sales target to $620 million

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from $700 million. We do expect this sector to be profitable by the end of the year, with margins in the low single-digits.

With the exception of Component Technologies, these sales and margin expectations are consistent with what we talked about during last quarter's call, and at the investor conference in February.

Looking at the items below sector margin, corporate expense was 20 million, a little higher than the run rate we'd expect going forward, due to higher mark to market adjustments on restricted stock grants. Our estimate for the year is $70 million.

The transaction costs relating to our bid for TRW will be capitalized as part of the purchase price if we are successful. If we are not, the costs incurred will be expensed as corporate expense, which will add approximately $20 million to the $70 million I just noted, and is not considered in our guidance.

Pension income was $24 million, more than we had been anticipating. Our upward adjustment is based on better than anticipated performance on our pension assets as of the end of the year. We now estimate the pension income for `02 would come in around $95 million.

Other income was $12 million, which included royalties of six million. Royalty income is now reflected in sector operating margin in the segment data. This item is shown as a reconciling item in the segment data table because it is reclassified to other income for full income statement presentations. Prior year amounts are restated to reflect this change in reporting.

Net interest expense was $109 million, up from last year due to acquisitions, and in line with our projection of $425 million for the year. The effective tax rate for the quarter was 31 percent. As is typical in our first quarter, we used cash, about $100 million versus $33 million last year. Working capital increased by approximately $450 million as a result of normal fluctuation in timing, working down advances on contracts, and payouts associated with purchase accounting.

Based on this quarter's results, we still expect to be on track to produce $100 million to $200 million cash available to pay down debt in 2002.

Capital expenditures, including capitalized software costs, were $72 million. For the year, capital expenditures are still expected to be approximately $540 million, including $40 million for capitalized software costs.

Even with the downward revision in Component Technologies, based on the strength of our five defense sectors, we're still targeting economic EPS of $6.60 to $7.10. I'll now turn the call back to Gaston for Q&A.

KENT:  Thank you very much, Dick.  Brianne (ph), we're now ready for the Q&A.

OPERATOR: Thank you, sir. Ladies and gentlemen, at this time if you have a question you will need to press the one on your touch-tone phone, and you will hear a tone acknowledging your request. Your questions will be taken in the order that they are received. If your question has already been answered, you may remove yourself from queue by pressing the pound key. In addition, if you are using a speakerphone, please pick up your handset before pressing the buttons. One moment for the first question. Our first question comes from Joe Nadol. Please go ahead stating your company name.

JOE NADOL, J.P. MORGAN:  J.P. Morgan.  Thanks, good afternoon.

UNIDENTIFIED COMPANY REPRESENTATIVE:  Hi, Joe.

NADOL: My first question is on the aircraft business. Your margin obviously came in a little higher than your margin for the year. What can you say about what happened during the quarter, and why, I guess, you're guiding for a lower margin for the rest of the year?

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UNIDENTIFIED COMPANY REPRESENTATIVE: Let me say we had some early events in this quarter that we were expecting later in the year, which, you know, obviously gave us the opportunity to recognize some margin earlier. And that's the reason we're not changing our forecast for the year at this time.

NADOL:  OK.  Is that Global Hawk related?

UNIDENTIFIED COMPANY REPRESENTATIVE:  No.

NADOL: OK. Could you comment on the - in the ship area - on your purchase accounting adjustments for Newport? You made some changes during the quarter, anything you can say about that?

UNIDENTIFIED COMPANY REPRESENTATIVE: Sure, well we're, you know, we're going through the analysis of what are the proper purchase accounting adjustments for Newport News. As you know we have a year to figure it all out. We have had our initial results in with regards to fair valuing the assets, and we ended up with more purchased, value for purchased intangibles greater than what we had estimated on the front end at the year-end. And that obviously then causes a higher amortization cost, occasion from that. And we also had our, the property come in at a higher valuation than what we otherwise expected, which therefore causes a greater amount of depreciation costs just from the, you know, the write-off of that.

NADOL:  Right.

UNIDENTIFIED COMPANY REPRESENTATIVE: So that's really what's happening with regard - that's the bookkeeping, if you will, for the accounting for Newport News.

NADOL: That's purely bookkeeping, has nothing to do with any kind of performance at Newport, is that right?

UNIDENTIFIED COMPANY REPRESENTATIVE: No. No, as I said, it has nothing to do with cash.

NADOL:  OK.  And on the Litton side, has the balance sheet been finalized?

UNIDENTIFIED COMPANY REPRESENTATIVE:  Yes.

NADOL:  OK, so no more adjustments there.

UNIDENTIFIED COMPANY REPRESENTATIVE:  Correct.

NADOL:  OK.

UNIDENTIFIED COMPANY REPRESENTATIVE: Well, any further adjustments come through our profit and loss statements now.

NADOL: Right, right. You mentioned eight percent organic growth. That was operating income? For the company? The whole?

UNIDENTIFIED COMPANY REPRESENTATIVE:  Yeah, eight percent organic growth.

NADOL:  OK.  What was revenue?

UNIDENTIFIED COMPANY REPRESENTATIVE:  That was, that was in sales of course.

NADOL:  Oh, it was sales.

UNIDENTIFIED COMPANY REPRESENTATIVE:  Yes.

NADOL: OK. And if you were to translate that on an apples to apples basis to income? Is that possible?

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UNIDENTIFIED COMPANY REPRESENTATIVE: I suppose it is if somebody wanted to spend the time, but I don't have that answer.

NADOL:  OK.  OK, I'll let someone else go.  Thanks.

UNIDENTIFIED COMPANY REPRESENTATIVE:  Thank you, Joe.

OPERATOR: Our next question comes from Chris MeCray of Deutsche Bank. Please go ahead, sir.

CHRIS MECRAY, DEUTSCHE BANK:  Thank you, and good quarter.

UNIDENTIFIED COMPANY REPRESENTATIVE:  Thank you.

MECRAY: On the -- on the cash flow side, I mean you say there are some timing differences, but you had some advances in IS. Does that imply anything about underage in other segments, can you connect the dots there at all?

UNIDENTIFIED COMPANY REPRESENTATIVE: Well, we did have some early deliveries on, in the Integrated Systems, but let me say when we talk about - this is an increase in working capital and what's happening as you well know, Electronic Systems got some significant advances from some particular foreign sales that we announced. And those advances are being worked down, and as those advances are worked down, working capital goes up.

Along with your normal growth, and the growth in the business, and of course we do have, as we talked about many times, you know, the purchase accounting adjustments associated with the Litton acquisition primarily. And although it doesn't run through your P&L it does impact your cash.

MECRAY: Right, OK. So when we think about cash, we think of it in terms of strong results in IS from advances taken in, but that was more than offset by payments to suppliers in effect for...

UNIDENTIFIED COMPANY REPRESENTATIVE: Well no, I would say that ES also had a strong cash quarter relative to what plan was. So you know, the fact that we're using up advances that we were paid in the performance of the work, there's not bad news, the work goes forward and we're, but the good news is we got paid in advance.

MECRAY:  OK.

UNIDENTIFIED COMPANY REPRESENTATIVE: But obviously that's an offset to working capital until you work off the advance.

MECRAY: Right. OK, fair enough. Now, in Component Technologies can you update us in terms of what future cost actions might be taken that might give us a better sense for how you turn a profit, and in what quarter that might happen, perhaps?

UNIDENTIFIED COMPANY REPRESENTATIVE: Well, obviously the turn around quarter is anybody's guess. We are pretty clearly saying now that we don't see it happening in the third quarter probably, or maybe in the fourth, but the cost actions are largely being directed to one of our divisions, which is the Interconnect Technologies division, which is the one that makes these very large, sophisticated back panel circuit boards. There we have been reducing staff, reducing fixed cost as well, and basically retaining the necessary R&D efforts to be prepared for the turnaround when it comes. That's really where we're focusing. The other divisions of that sector are actually doing quite well.

UNIDENTIFIED COMPANY REPRESENTATIVE: Let me say when the market does turn around, and it will, anybody's guess as to when, then we'll be very well positioned at that point, and obviously it's a lot easier to deal with costs when your revenues are going up.

MECRAY:  Indeed.  OK.  All right, thanks.  I'll pass it on.

UNIDENTIFIED COMPANY REPRESENTATIVE:  Thank you, Chris.


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UNIDENTIFIED COMPANY REPRESENTATIVE:  Thanks, Chris.

OPERATOR: Our next question comes from Sam Pearlstein. Please go ahead, stating your company name.

SAM PEARLSTEIN, WACHOVIA SECURITIES:  Wachovia Securities.  Good afternoon.

UNIDENTIFIED COMPANY REPRESENTATIVE:  Hi, Sam.

UNIDENTIFIED COMPANY REPRESENTATIVE:  Hi.

PEARLSTEIN: Were there any cumulative adjustments in the quarter on any of the programs?

UNIDENTIFIED COMPANY REPRESENTATIVE: Nothing of any significance. The answer is yes, we always have them on programs, but nothing sizable enough for us to speak to.

PEARLSTEIN: But that, that's not the reason why the Integrated Systems margin was so high at 11.5 percent?

UNIDENTIFIED COMPANY REPRESENTATIVE: No, what I said is on Integrated Systems is we did have some events occur, I wouldn't call them cumulative adjustments, there were certain events that we target on which we had margin recognition, and some of those events came in earlier than what we expected.

UNIDENTIFIED COMPANY REPRESENTATIVE:  (INAUDIBLE)

PEARLSTEIN: OK, and when we look at the sub segments within there, the ACS business showed a real sizable jump, is it fair to say that that's probably where the events happened?

UNIDENTIFIED COMPANY REPRESENTATIVE:  Yes.

PEARLSTEIN: OK. And then in terms of the cash, there were a couple of items, I think you were going to get another collection from Honeywell, and also some of the outflows for the AMCV ships, did -- what actually happened during the quarter?

UNIDENTIFIED COMPANY REPRESENTATIVE: Well with regards to receiving funds from Honeywell, the balance of the 220 is due before July 1st, I believe.

PEARLSTEIN:  OK.

UNIDENTIFIED COMPANY REPRESENTATIVE: So that's, that'll be a second quarter event unless they like to be generous.

PEARLSTEIN:  OK.

UNIDENTIFIED COMPANY REPRESENTATIVE: The, what was the other question? I'm sorry -- oh, with regards to the other purchase accounting? I will say that that's more or less going along in line, but you know, there are a lot of different items associated with that, as I said, there's a lot of noise in that area. But yes, there's not, hasn't been anything terribly significant since we last spoke on that area.

PEARLSTEIN: I guess I'm just trying to understand in terms of the actual cash in the quarter, you know, there was $150 million I think as cash outflow for the AMCV, and then there was the Litton purchase accounting adjustments, so I'm trying to figure out how much of that actually showed up in this quarter?

UNIDENTIFIED COMPANY REPRESENTATIVE: Well, again, I don't have that analysis. I'll be straightforward here in terms of the AMC outflow, that's going on, I'm not so sure -- I did mention there'd be about $150 million this year on AMC flowing out, but I don't know how much of that happened in this past quarter. Again, you know, we could track these things, but what we're really, I'm not sure the value of that.

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PEARLSTEIN: OK. And then you mentioned the working capital usage just in general. If I just look at the balance sheet that you provided for March, it looks like you actually showed some real nice improvement in the inventories, where they declined about $300 million. Is there anything specific there, and then really why the receivables would have jumped by something on the order of $350 million?

UNIDENTIFIED COMPANY REPRESENTATIVE: That's the natural flow, to go from inventory to receivables.

PEARLSTEIN: Right. OK, and last question is, are you still comfortable that at some point during this year we could see the Wedgetail Program start to be booking at a profit?

UNIDENTIFIED COMPANY REPRESENTATIVE: Well, I don't want to ever say I'm comfortable, I do want to say that our expectation is we're going to take a hard look at that toward the end of the year to see whether it's appropriate. And at this point in time there is certainly a sense that that's a solid potential.

PEARLSTEIN:  OK, thank you.

UNIDENTIFIED COMPANY REPRESENTATIVE:  Thank you, Sam.

OPERATOR: Our next question comes from Cai Von Rumohr. Please go ahead, stating your company name.

CAI VON RUMOHR, S.G. COWEN: Yes, S.G. Cowen. You're shipbuilding margins, given the change in the amortization, look fairly good given the mix you had there. Could you give us some color on some of the milestone metrics so we can kind of better judge performance? I know at your meeting you gave us, you know, the award fee levels you had on the last DDG and on the Cole, but can you give us any other kind of firm metrics like that? Just to let us get a better handle on how things are going?

SUGAR: Yeah, I don't have those at the tip of my fingers, Cai. This is Ron. I will tell you that we suffered for probably the better part of a year, a year and a half with low award fees on the LPD 17. As this program has turned around and we've put significantly more effort into success orientation, and we've also rebaselined the program with the Navy, I would expect to see that the award fees for that program will be better in the future.

Let's see, as far as, now you were referring, pointing to the gulf yard ships, or to the carriers and subs as well? Those are pretty much, there's not a whole lot of changes up there in terms of booking rates. We will be delivering the Reagan next year. We have a series of ratable milestones along the way for that.

VON RUMOHR: OK. OK, great. And, you know, was there anything, I guess you didn't book anything on Wedgetail, any chance on the UA F-16 radar that we might book some profit there? I assume that was break-even in the quarter?

UNIDENTIFIED COMPANY REPRESENTATIVE: Yes. We're not booking any margin on the UA at this point in time, and let me say that it'll probably be in that status even when we get to the year end. You know things can change, but the expectation at this point in time. And that's a very long-term contract, and we have a lot of development to go. And we want to be prudent when we book margin.

VON RUMOHR: OK. With the DD(X) coming, could you tell us, you know, how much if you lose that competition, of business would you have doing the electronics on the blue team, and you know, is there any change in your, you know, your thoughts on `02 because this is, as I recall, the first time you articulated 10 percent revenue growth in `03?

UNIDENTIFIED COMPANY REPRESENTATIVE: Right, Cai, the - obviously our position on both teams is competitive information. I'll say that if we are successful in winning as the gold team, we'll obviously handle the whole, the whole program in terms of its sales. We will provide a significant amount of work share to General Dynamic's Bath Ironworks, which is the second yard. If, on the other hand, the blue team wins, which is General Dynamic's lead, they will provide us not only electronics work, but they will also provide us a reasonable amount of work as the second shipbuilding yard down in Pascagoula.

I don't have the numbers at my fingertips, and probably should not disclose them anyway just because we're getting close to the end here of the competition. But this is a program, which will be several billion dollars, it's viewed by everybody as a key R&D effort which will lead to the next class of ships, the surface combatants. So we're excited about the program, and we're fortunate to be in a position where we should be able to play in this thing no matter the outcome.

VON RUMOHR: Last question. You started out the comments, I guess Kent did, with mentioning Homeland Security and the bomb detection contract coming up. What, excuse me, what share of the Raytheon contract would you have, and could you put some more color on any of the other opportunities beyond Deepwater?

UNIDENTIFIED COMPANY REPRESENTATIVE: Cai, I can't really -- again this is competitive sensitive. All I'll say is we have a significant share. But I don't want to talk about specifics. And again, this is competition, which will, should be completed very early in May, so we will know very quickly. But it's a significant involvement.

UNIDENTIFIED COMPANY REPRESENTATIVE: The other major event here, Cai, is the Coast Guard Deepwater Program, and in this particular program, the Northrop Grumman Ingalls Lockheed joint venture was down selected to negotiate uniquely with the Coast Guard. And that's going to probably go on for the next several months. And if this is successful, that'll be a very significant Homeland Security program. There are a variety of other programs that are in the offing, as you know this is a rapidly emerging landscape, and I don't really have today any specific RFPs to tell you about, but they're out there, we know they're coming.

VON RUMOHR:  Great, thanks a lot.

UNIDENTIFIED COMPANY REPRESENTATIVE:  Thank you, Cai.

UNIDENTIFIED COMPANY REPRESENTATIVE:  Thanks, Cai.

OPERATOR: Our next question comes from Byron Callan. Please go ahead, stating your company name.

BYRON CALLAN, MERRILL LYNCH:  Hello, gentlemen.

UNIDENTIFIED COMPANY REPRESENTATIVE:  Hi, Byron.

UNIDENTIFIED COMPANY REPRESENTATIVE:  Hello.

CALLAN: Good, good. A couple of quick things. First, Dick, could you just repeat the IS revenues, the expectation for 2002?

UNIDENTIFIED COMPANY REPRESENTATIVE:  I believe it was a little over $3 billion.

UNIDENTIFIED COMPANY REPRESENTATIVE:  I said $3 billion to $3.2 billion.

UNIDENTIFIED COMPANY REPRESENTATIVE:  Yeah.

CALLAN: Great. OK. On the Information Technologies business, the slowdown you alluded to, is that kind of across the board, is it DoD specific, could you add a little color on that, and kind of what picks it up again here?

UNIDENTIFIED COMPANY REPRESENTATIVE: I think it is, it's both, but it's probably almost all government related as opposed to commercial, and it's probably a mix in there of defense and other civil agencies. And we believe it is in fact a cyclical dip.

CALLAN: OK. And then Ron, just going back to DD(X), how big a contract award will this be? You mentioned that the total program size is a couple of billion dollars, but I'm curious, do you guys have any sense as to, you know, when this thing gets announced how big the contract itself will be?

UNIDENTIFIED COMPANY REPRESENTATIVE: You know, I don't have that at my fingertips in terms of the first announced award. But the - this will be a multi-year program, and it'll be several billion dollars to the winner, which will of course get subcontracted to the other participants in the alliance.

CALLAN:  OK.

UNIDENTIFIED COMPANY REPRESENTATIVE:  I just don't have the number, I'm sorry.

CALLAN: I wonder if we can shift gears and talk a little about TRW. Do you have any further comment, guidance, your own set of projections about what, if you're successful in your pursuit of TRW, what it will do to 2003 earnings expectations? And I realize there are a range of scenarios, but maybe if we could just assume that whenever your deal is completed they've sold the aerospace operations, and then you proceed to separate automotive and left with the businesses that I think you really want here. Can you address this at all?

WAUGH: Hi, Cai, this is Dick. Let me say truly it's - Byron, I'm sorry, I apologize. Byron, it's really too speculative. You know obviously it's a very fluid situation. Values have a tremendous impact on what the financial results will be of any consummated transaction. Not only, you know, not only the value with regards to the offering price, but obviously the values for the underlying properties as you were just identifying. So, I'd say, you know, we need to have an opportunity, and we will be very glad to come back and give the, give all of you our understanding of the impact to 2003 once we have a better sense of what really the situation is.

CALLAN: OK. What happens literally in the next week or so, you mentioned the vote, but you would expect to enter some sort of negotiations with TRW really regardless of the outcome of the vote? How will this play out in your view?

UNIDENTIFIED COMPANY REPRESENTATIVE: Well, we have, as I said we are encouraged by their statement that they are planning to do more than just the present plan that they had in place, and that they were going to be giving non-public data to offerors. Now the timing of that, you know, we would like to do it right away, we've asked for a confidentiality agreement from them. We haven't yet received it, but we're prepared to go as rapidly as we can. We don't know what the conditions are that they're talking about, but all of this TBD.

I'd say the good news is that we heard today some positive news. Again, I think the votes are going to be important next week, and how much, how fast this thing moves ahead, and we're hoping that the votes will be positive for us and keep the pressure on the TRW board to continue this opportunity to allow us to get non-public data so we can rapidly come to conclusion.

CALLAN:  Great.  OK, thanks a lot, and congratulations on the quarter.

UNIDENTIFIED COMPANY REPRESENTATIVE:  Thank you.

UNIDENTIFIED COMPANY REPRESENTATIVE:  Thank you, Byron.

OPERATOR: Our next question comes from Steve Binder. Please go ahead, stating your company name.

STEVE BINDER, BEAR STEARNS: Bear Stearns. Can you just touch on LPD-17 and DDG-51 as far as the potential swap there that's being talked about with the Navy? What do you think of the timing of that decision and the chances of that going forward?

UNIDENTIFIED COMPANY REPRESENTATIVE:  Let's -- Ron can answer that one.

SUGAR: Yeah, Steve, as you know, it's been reported in the press that the Navy is having discussions with us and General Dynamics about the possibility of that swap. I think we're getting close to some resolution. We're not at this particular point in a position to tell you the outcome of that. I think that's really the Navy's call, Navy's decision. I will tell you, though, that any outcome will not be adverse to this company as far as the way we see things sorting out.

BINDER: Secondly, with respect to the TSA contract, you know the revenues are going to be very front-end loaded I think on that contract. Is it fair to say it'd have a bigger impact on `02 and `03, and secondly, I mean, is the potentially -- are there margin potentials nine, ten percent on that program as far you're...

UNIDENTIFIED COMPANY REPRESENTATIVE: Let's see. I don't think we should speculate on the margin potentials. It's a competitive bid, each offeror is bidding as it sees, it's moving very, very quickly. I must tell you even I'm not sure exactly how the, how the front-loading or back-loading of revenue is going to be on this thing. This is just going to evolve in real time.

UNIDENTIFIED COMPANY REPRESENTATIVE: But we can say that they want a lot of this done this year, so there will be a lot of load in this year.

BINDER: Right. In two other things, you know, maybe either Dick or Ron will want to comment on UAE, but the UAE contract (INAUDIBLE) Dick had touched on before that you don't expect any profit recognition for awhile, just wondering will either one of you like to comment on where we're at with respect to your EACs right now on that program? I mean, how, are you concerned at all about the risk profile on the program? Give us an update there.

UNIDENTIFIED COMPANY REPRESENTATIVE: Well, Steve, let me say, yes we are concerned about the risk profile. And that's the reason we're not booking any margin, although our best estimate at this point in time is that we are, you know, within the contract value, and therefore, it's not appropriate at this point in time for us to be making any recognition, either, you know, loss or gain. We would expect to be earning margin, but again, this is a highly advanced system that we're developing, you know, that's the good news and the bad news. The good news is once we have this system, we will have this system available for other customers. So...

UNIDENTIFIED COMPANY REPRESENTATIVE: Yeah, let me also comment. We have a, we had a general review of Wedgetail, and that's further along, and we're going to make a decision later in the year on how that'll go. But we're too early in the other one. So, but it'll be coming, maybe next year.

BINDER: And secondly, actually just two last questions on the international front for ES. I think they're anticipating getting a couple of big orders here in the second quarter, if not mistaken, on the air defense side. I mean, are those, does the international bookings on track this year, do you see any slip there at all?

UNIDENTIFIED COMPANY REPRESENTATIVE: I think there's been a time lag in the bookings in that particular sector. We would hope, though, that this quarter or perhaps only next we'll have something in the bag and we'll move forward. We're optimistic at this point in time.

BINDER: All right, lastly, Dick on the cash flow front, and these 99 million usages of the cash from operating activities line, what was the cap ex in the quarter?

WAUGH:  Cap ex, I've got the number here.  Seventy-two.

BINDER:  OK.  Thanks very much.

UNIDENTIFIED COMPANY REPRESENTATIVE:  Thank you.

UNIDENTIFIED COMPANY REPRESENTATIVE:  Thank you, Steve.

OPERATOR: Our next question comes from Nick Fothergill. Please go ahead, stating your company name.

NICK FOTHERGILL, BANK OF AMERICA: Just a couple of quick questions, most of mine have been answered now. The first is, can you flesh out a little bit more on the slowdown in infotech, what's really going on with the government here? Why such delays, and what level of confidence do you have that this kind of business can come back?

UNIDENTIFIED COMPANY REPRESENTATIVE: Yeah, I think, Nick, there we were talking specifically about a narrow piece of the business, the reseller, value-added reseller business. And this really just goes, I really can't say specifically what's driving it other than that there has been a slowdown since September 11th in some of what we call the normal purchasing of reseller products. We expect to see that correct here soon.

FOTHERGILL: OK, and the second one, Global Hawk, you're looking to do $350 million you said for the year for that?

UNIDENTIFIED COMPANY REPRESENTATIVE:  Yes.

FOTHERGILL: And you got just over $100 million in the LRIP phase. What do you think, how do you think that's going to build out over the next two years, compared to the $350 million you're going to do this year?

UNIDENTIFIED COMPANY REPRESENTATIVE: I'm not sure. A lot will depend upon the committee actions in Congress in terms of how rapidly those will be funded for the next couple of years. We are in the position to be able to provide for them coming up, in `02 and `03 time frame.

UNIDENTIFIED COMPANY REPRESENTATIVE: That $350 million was contract acquisition, not sales.

UNIDENTIFIED COMPANY REPRESENTATIVE:  Right.  Acquisitions.

FOTHERGILL:  Got it.

UNIDENTIFIED COMPANY REPRESENTATIVE:  Awards.

FOTHERGILL: OK. But is the LRIP of about just over $100 million, is that something that you could build on significantly next year and the year after, obviously depending on how much the government contracts out to you?

UNIDENTIFIED COMPANY REPRESENTATIVE:  Yes.

FOTHERGILL: OK. And then, last question. On Deepwater, I know this is obviously sensitive, but can you remind us what percentage roughly of the program value is due to you guys relative to your partners, and also what the build schedule for this would look like? Is this something that you would benefit greatly from even in `03?

UNIDENTIFIED COMPANY REPRESENTATIVE: The relationship we have in this offering is a 50/50 joint venture with Lockheed Martin, so we expect to see 50 percent of the revenues. The program funding allocation will probably start out at the, maybe $300 million or so building to $500 million a year over the next several years, depending again, upon how Congress appropriates on an annual basis.

FOTHERGILL:  OK, that's great.  Thank you very much indeed.

UNIDENTIFIED COMPANY REPRESENTATIVE:  Thank you, Nick.

OPERATOR: Ladies and gentlemen, if there are any additional or follow-up questions, please press the one at this time. Please remember to pick up your handset before doing so. One moment for the next question. We have a follow-up question from Byron Callan. Please go ahead, sir.

CALLAN: It's kind of following up on what Steve raised on the international front, but I was just curious about contract acquisitions on a go-forward basis. Clearly there's some very big swingers, but we kind of see this eight to 10 percent growth in contract acquisitions in the next couple of quarters again, putting aside TSA, DD(X) and some of the other things that are bigger than a beer box there?

UNIDENTIFIED COMPANY REPRESENTATIVE: Yeah, we expect acquisitions to exceed sales. It's a little bit lumpyish, you know, they don't come, you know, on a monthly basis.

CALLAN:  Understood.

UNIDENTIFIED COMPANY REPRESENTATIVE: But we have to have that to be able to support the double-digit projection in revenues, and that's what we would expect for acquisitions.

CALLAN:  OK.

UNIDENTIFIED COMPANY REPRESENTATIVE:  The excess of that.

CALLAN: OK. Second thing, you know, there's been a lot of talk, a lot of speculation about what the Department of Defense may do to help defense contractor profit margins. I'm curious, you know, first on your thoughts as to where that may, where that could play out and how it could play out, and when you might actually see the benefit of some of this?

WAUGH: Byron, this is Dick. Let me say, as you well know, I, you know, we all read in the press what's going on, and certainly we as well as the other companies in our industry support these initiatives. But the, it's really unclear at this point in time, when these initiatives will become effective. Obviously we'd all enjoy them to be sooner than later. I'd be, whatever guess I would give you would be wrong, but it's clearly not going to be before the end of the year. And maybe into next year.

CALLAN:  Yeah.

UNIDENTIFIED COMPANY REPRESENTATIVE: And also recognize that it's unlikely that the Department of Defense will go back and retroactively raise any negotiated contract rates.

CALLAN:  Yeah.

UNIDENTIFIED COMPANY REPRESENTATIVE: And so, you know, 100 percent of what we spend today is already in backlog.

CALLAN:  Yeah.

UNIDENTIFIED COMPANY REPRESENTATIVE: So there'll be a period of time where that'll phase in, so I wouldn't expect sort of an instant jump, even if there is some pronouncement for future contract rates.

CALLAN:  Great.  Understood.  Thanks a lot, again.

OPERATOR:  Our next question comes from Joe Nadol.  Please go ahead sir.

NADOL: Thanks, just a couple quick follow-ups. On the reseller business in IT, this is a very low margin business anyway, is that fair?

UNIDENTIFIED COMPANY REPRESENTATIVE:  Right.

UNIDENTIFIED COMPANY REPRESENTATIVE:  Correct.

NADOL:  OK.  And which segment is that in?

UNIDENTIFIED COMPANY REPRESENTATIVE:  IT.

NADOL:  Right, but which of the business areas, I guess?

UNIDENTIFIED COMPANY REPRESENTATIVE:  Hang on just a second.

UNIDENTIFIED COMPANY REPRESENTATIVE: Which of the sub segments do we have that in?

UNIDENTIFIED COMPANY REPRESENTATIVE:  Enterprise.

NADOL:  OK.  Because it's pretty flat.

UNIDENTIFIED COMPANY REPRESENTATIVE:  Yeah.

NADOL: With last year it's not down too much. Is there any other noise in there, or is that basically a fair characterization?

UNIDENTIFIED COMPANY REPRESENTATIVE:  No, that's it.

NADOL: OK. OK. And then, just on the, on the upcoming contests, Deepwater it seems like you've won, you know DD(X). Last time you spoke to us at the conference, at your conference you said it was a 50/50 in your plan. I guess the new big one is the bomb detection. What are your win rates on those three in your plan right now?

UNIDENTIFIED COMPANY REPRESENTATIVE: Well, the bomb detection was a pop-up, so you know, that was not in the plan that we talked to you about. The others are factored in, and there's a factor in on both Deepwater (ph) and the other, and I don't remember the exact numbers, but certainly if we win them all it's an up. And as I think Ron mentioned, certainly if we, when we, if we win the bomb detection program, you know, we'll give you some revised guidance.

NADOL: OK, so if, it's fair then on Deepwater (ph) that you still don't have the whole thing?

UNIDENTIFIED COMPANY REPRESENTATIVE: Yeah, but remember we were on two of the three teams. And so our own internal, and we're, you know, aggressive in our view of ourselves, so we were fairly bullish in terms of the...

NADOL:  OK.

UNIDENTIFIED COMPANY REPRESENTATIVE: ...so there will be some upside, but it won't be, you know, quite the same as in the case of the bomb detection.

NADOL:  Got it.  Thank you.

OPERATOR: Our next question is a follow-up from Cai Von Rumohr. Please go ahead sir.

VON RUMOHR: Yes, could you tell us a little bit more on TRW, if you negotiate with them presumably you have to sign some standstill. I guess in your latest release, you kind of suggested that, you know, kind of if you didn't do well on the vote this offer would end. What's the end game here, I mean, how long does this go on?

UNIDENTIFIED COMPANY REPRESENTATIVE: That's TBD in a sense, the offer will end in that the sense if the vote is negative on the, our control share vote, then the, you know, our thing expires. So we're sort of out of that, then it's just open to whatever kinds of relationship TRW may have with respect to signing a confidentiality agreement. And we think it would be a confidentiality agreement, not a standstill. But, you know, we haven't heard anything from them on what their words mean yet.

So I think the first thing is, is let's see what the vote says next week, and clearly if it's, if people vote with us they'll be strong pressure on the board to move forward on this thing, if the vote does not go that way then of course this could all evaporate.

VON RUMOHR: OK, last question, I guess, you know, some people are concerned about the kind of integration and risks because you've done all these acquisitions. Could you give us an update, you're pretty much through on electronics, does that seem to be going smoothly? And in the shipyards, what are the major issues yet, the key long poles and the tent for example, I know that you were kind of debating which ERP system to use at the gulf shipyards, and which one to combine with Newport News. Any of those decisions made?

UNIDENTIFIED COMPANY REPRESENTATIVE:  Yeah, well, Ron, why don't you take that.

SUGAR: OK. On the electronics, Cai, that's going along really well. We are, we are integrated managerially, we're operating in an integrated fashion in Bob Iorizzo's sector. We're in the process now of eliminating a number of buildings in the Los Angeles area which were legacy Litton buildings, and compressing our efforts into a, largely a single facility Woodland Hills. That's moving and that will play out through the year as we release real estate. We've also indicated that we're regrettably letting several hundred people in the administrative ranks go as part of the overall cost savings that we're doing in that business. So that's going fine.

In terms of the shipyards we have really a couple of things at work here. We have the ongoing integration and rationalization of the two gulf yards, Ingalls and Avondale. That's moving along fine. And separate from that and distinct from that we have the beginnings of our work between Newport News and the two gulf yards to look at ways to reduce cost to the Navy by doing things such as sharing purchasing benefits, et cetera. In the case of the ERP systems, we have and ERP system in place at Newport News, which will be coming on line in another several months. As that comes on line we will look at putting that same system in place in the gulf after it's mature enough to be able to migrate. That's our current plan.

VON RUMOHR:  Great, thank you.

UNIDENTIFIED COMPANY REPRESENTATIVE: Operator, we have time for one more question.

OPERATOR: Our final question comes from Erik Becker. Please go ahead, stating your company name.

ERIK BECKER, WADDELL & REED: Erik Becker from Waddell & Reed. I have two questions. First of all, I was just wondering if you could be a little more specific on the profit improvement at Integrated Systems? It was a big swing factor in terms what people were expecting in the quarter. Second of all, just wondering if the write-down of assets at Newport News will result in any sort of purchase accounting cash outflow similar to what's going on this year with Litton?

WAUGH: Again, let me say with regards to Integrated - this is Dick. As with regards to Integrated Systems, we said that was all timing for the year. So to the extent that we pull some events into this quarter, that we were otherwise expecting in the second quarter, well or in the last quarter, whatever (INAUDIBLE) expecting into this quarter, we're not going to have those events this quarter.

So, if you will, our expectation for the year in Integrated Systems is no different than what we previously stated at the start of the year. As with regards to Newport News, the, what's happened is that we determined that the property there, that there's a greater write-up, not down, write-up than what we thought. And therefore when you write-up the value of the plant, you then have a greater depreciation charge as a consequence of that.

BECKER: Right, I thought you spoke of two things, the write-up in the real estate value plus the...

WAUGH: Well, we also had a higher value, that is a write-up for purchased intangibles.

BECKER:  Right.

WAUGH: Meaning higher value there than what we expected. And that is, therefore, resulting in a higher amortization expense than what we had previously planned. Because we, because you obviously write those values off on -- I'm not sure what the amortization period is, but it's probably a weighted period of about seven or eight or nine years, somewhere in that area.

BECKER:  OK.  Thanks.

WAUGH:  You're welcome.

UNIDENTIFIED COMPANY REPRESENTATIVE:  Thank you.

UNIDENTIFIED COMPANY REPRESENTATIVE: OK. Well thank you all for joining us today, and again, we're pleased with our quarter and I hope you are as well, and we'll talk to you next quarter.

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UNIDENTIFIED COMPANY REPRESENTATIVE:  Thank you ladies and gentlemen.

OPERATOR: Ladies and gentlemen, that does conclude our conference for today. Thank you for participating, you may all disconnect.

END

                                       17